UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Galaxy Nutritional Foods, Inc.

(Name of Subject Company (Issuer))

Andromeda Acquisition Corp.

MW1 LLC

Mill Road Capital, L.P.

Galaxy Partners, L.L.C.

(Offerors)

Timothy S. Krieger

(Affiliate)

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number of Class of Securities)

Andromeda Acquisition Corp.

c/o Mill Road Capital, L.P.

2 Sound View Drive, Suite 300

Greenwich, Connecticut 06830

(203) 987-3500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Peter M. Rosenblum, Esquire

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$9,738,465.84	$382.73^

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This calculation is based upon the purchase of 27,051,294 shares of common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., at a price per share of $0.36 in cash. Such shares represent all of the outstanding shares of Galaxy Nutritional Foods, Inc. as of December 29, 2008.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2009 issued by the Securities and Exchange Commission on September 29, 2008. Such fee equals 0.0000393% of the transaction value.

^	Previously paid in connection with the filing persons’ Schedule TO filed with the Securities and Exchange Commission on February 13, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐

SCHEDULE TO

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2009, as amended by Amendment No. 1 filed with the SEC on March 11, 2009, Amendment No. 2 filed with the SEC on March 17, 2009, Amendment No. 3 filed with the SEC on March 31, 2009, Amendment No. 4 filed with the SEC on April 14, 2009, Amendment No. 5 filed with SEC on April 28, 2009 and Amendment No. 6 filed with SEC on April 30, 2009 (as amended, the “Schedule TO”), by Andromeda Acquisition Corp., a Delaware corporation (“Purchaser”), MW1 LLC, a Delaware limited liability company (“MW1”), Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), Galaxy Partners, L.L.C., a Minnesota limited liability company (“Galaxy Partners”), and Timothy S. Krieger. The Schedule TO relates to the third-party tender offer by Purchaser to purchase, on behalf of MW1, Mill Road and Galaxy Partners, all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.36 per Share in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2009, as amended, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 7 is filed for the following purposes:

1. To amend and supplement Item 11(b) of the Schedule TO with the announcement of the results of the initial offering period of the Offer and the commencement of a subsequent offering period; and

2. To amend and supplement Item 12 of the Schedule TO with an additional exhibit.

ITEM 11.	ADDITIONAL INFORMATION

Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:

On May 1, 2009, Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(F) and incorporated herein by reference, announcing that the initial offering period of the Offer expired at 5:00 p.m., Eastern time, on April 30, 2009. Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the Offer, approximately 9.1 million Shares had been validly tendered by the April 30, 2009 expiration date and time. The Shares validly tendered in the Offer, when combined with the Shares owned by Galaxy Partners and the Shares owned by Mill Road, total approximately 23.4 million, or approximately 87% of the Shares outstanding as of February 10, 2009. Purchaser has accepted for payment all validly tendered and not withdrawn Shares and will make payment to the depositary for the accepted shares promptly.

The May 1, 2009 press release also stated that Purchaser has elected to provide a subsequent offering period, which will commence on May 1, 2009 and will expire at 5:00 p.m., Eastern time, on May 7, 2009. Any Shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid $0.36 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was offered in the initial offering period. Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure described in the Offer to Purchase and may not be withdrawn. In addition, Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(F)	Andromeda Acquisition Corp. press release issued on May 1, 2009 entitled, “Andromeda Acquisition Corp. Announces Closing of the Galaxy Nutritional Foods Initial Tender Offer Period; Subsequent Offer Period for Late Tenders to Commence.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MW1 LLC

By:	Mill Road Capital, L.P., its sole member

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Charles M. B. Goldman

Name: Charles M. B. Goldman
Title: Management Committee Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs

Name: Justin Jacobs
Title: President

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Charles M. B. Goldman

Name: Charles M. B. Goldman
Title: Management Committee Director

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger

Name: Timothy Krieger
Title: Manager

TIMOTHY KRIEGER

/s/	Timothy Krieger

Timothy Krieger

Date: May 1, 2009

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, as amended, dated February 13, 2009 (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P., Galaxy Partners, L.L.C. and Timothy S. Krieger on April 28, 2009 as Exhibit (a)(1)(A) to the Schedule TO-T/A and incorporated herein by reference).

(a)(1)(B)	Form of Letter of Transmittal (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(B) to the Schedule TO-T and incorporated herein by reference).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(C) to the Schedule TO-T and incorporated herein by reference).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(D) to the Schedule TO-T and incorporated herein by reference).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(E) to the Schedule TO-T and incorporated herein by reference).

(a)(5)(A)	Andromeda Acquisition Corp. press release issued on February 9, 2009 entitled, “Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer for Galaxy Nutritional Foods at 112% Premium” (filed with the SEC by Andromeda Acquisition Corp. on February 9, 2009 as Exhibit 99.1 to the Schedule TO-C and incorporated herein by reference).

(a)(5)(B)	Andromeda Acquisition Corp. press release issued on March 17, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on March 17, 2009 as Exhibit (a)(5)(B) to the Schedule TO-T/A and incorporated herein by reference).

(a)(5)(C)	Andromeda Acquisition Corp. press release issued on March 31, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on March 31, 2009 as Exhibit (a)(5)(C) to the Schedule TO-T/A and incorporated herein by reference).

Exhibit No.	Description

(a)(5)(D)	Andromeda Acquisition Corp. press release issued on April 14, 2009 entitled, “Andromeda Acquisition Corp. Waives Two Conditions in Anticipation of Closing Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on April 14, 2009 as Exhibit (a)(5)(D) to the Schedule TO-T/A and incorporated herein by reference).

(a)(5)(E)	Andromeda Acquisition Corp. press release issued on April 28, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer by Three Days” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P., Galaxy Partners, L.L.C. and Timothy S. Krieger on April 28, 2009 as Exhibit (a)(5)(E) to the Schedule TO-T/A and incorporated herein by reference).

(a)(5)(F)	Andromeda Acquisition Corp. press release issued on May 1, 2009 entitled, “Andromeda Acquisition Corp. Announces Closing of the Galaxy Nutritional Foods Initial Tender Offer Period; Subsequent Offer Period for Late Tenders to Commence.”

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Term sheet, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 as Exhibit 99.H to the Schedule 13D/A and incorporated herein by reference).

(d)(ii)	Standstill Agreement, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 as Exhibit 99.I to the Schedule 13D/A and incorporated herein by reference).

(d)(iii)	Stock Purchase Agreement, dated November 18, 2008, by and among Galaxy Partners, L.L.C., the Company and Frederick A. DeLuca (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.1 to the current report on Form 8-K and incorporated herein by reference).

(d)(iv)	Consultant agreement by and among David H. Lipka, Galaxy Partners, L.L.C. and Fairway Dairy and Ingredients LLC (filed with the SEC by Galaxy Partners, L.L.C. on November 28, 2008 as Exhibit F to Schedule 13D and incorporated herein by reference).

Exhibit No.	Description

(d)(v)	Amendment to Employment Agreement effective as of November 18, 2008 by and among Michael E. Broll and the Company (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.2 to the current report on Form 8-K and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(A) to the Schedule TO-T and incorporated herein by reference.)

(g)	Not applicable.

(h)	Not applicable.